Exhibit 99.1

China New Borun Announces Second Quarter 2013 Unaudited Financial Results

Company Beats Second Quarter Guidance

Net Income Doubles Sequentially on Net Margin of 4.1%

Beijing, China, August 15, 2013 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the second quarter of 2013.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We are encouraged that we were able to once again beat top line guidance. Although market conditions remained challenging, we sold more edible alcohol in the second quarter than we did in the last quarter, as our capacity utilization improved to nearly 90%, contributing to gross margin improvement.

“We are excited with the completion of our new chlorinated polyethylene (“CPE”) plant at the end of July and expect completion of the foam insulation plant by the end of third quarter, marking a new milestone in our expanded business scope. We have commenced limited trial CPE productions and anticipate accomplishing initial sales by this fourth quarter. Looking ahead, we will continue to forge ahead with our strategy and operations, and we are confident to maintain our leading position in the edible alcohol market, while capturing new market share in the CPE and foam insulation business.” Mr. Wang concluded.

Second Quarter 2013 Quick View

•	Total revenue decreased 21.8% to RMB628.5 million ($101.7 million1) from RMB803.7 million in the second quarter of 2012.

•	Gross profit decreased 38.2% to RMB71.4 million ($11.6 million) from RMB115.5 million in the second quarter of 2012.

•	Net income decreased 62.5% to RMB25.5 million ($4.1 million) from RMB68.1 million in the second quarter of 2012.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.99 ($0.16) for the quarter ended June 30, 2013. Each ADS represents one of the Company's ordinary shares.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended June 30, 2013 were made at a rate of RMB6.1787 to USD1.00, the rate published by the People’s Bank of China on June 30, 2013. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

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Second Quarter 2013 Financial Performance

For the second quarter of 2013, revenue decreased by 21.8% year-over-year to RMB628.5 million ($101.7 million) from RMB803.7 million in the same period of 2012. The decrease in revenue was mainly attributable to lower average selling price and a decrease in sales volume of edible alcohol due to weaker demand from the baijiu and chemical industries.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 27.3% to RMB409.0 million ($66.2 million) in the second quarter of 2013, compared to RMB562.3 million in the second quarter of 2012. The sales volume of edible alcohol in the second quarter of 2013 decreased by 21.4% year-over-year to 78,683 tons, primarily due to lower production as a result of weaker demand, and the average selling price of edible alcohol decreased by 7.5% year-over-year to RMB5,198 per ton.

•	Revenue from DDGS Feed decreased by 5.2% to RMB156.5 million ($25.3 million) in the second quarter of 2013, compared to RMB165.1 million in the second quarter of 2012. The sales volume of DDGS Feed in the second quarter of 2013 decreased by 12.5% year-over-year to 75,048 tons, and the average selling price increased by 8.3% year-over-year to RMB2,085 per ton.

•	Revenue from liquid carbon dioxide decreased by 17.5% to RMB13.7 million ($2.2 million) in the second quarter of 2013 compared to RMB16.6 million in the second quarter of 2012. The sales volume of liquid carbon dioxide in the second quarter of 2013 decreased by 7.4% year-over-year to 33,612 tons, and the average selling price decreased by 10.8% year-over-year to RMB407 per ton.

•	Revenue from crude corn oil decreased by 17.6% to RMB49.2 million ($8.0 million) in the second quarter of 2013 compared to RMB59.7 million in the second quarter of 2012. The sales volume of crude corn oil in the second quarter of 2013 decreased by 16.4% year-over-year to 6,484 tons, and the average selling price decreased by 1.4% year-over-year to RMB7,583 per ton.

During the second quarter of 2013, gross profit decreased by 38.2% to RMB71.4 million ($11.6 million) from RMB115.5 million in the same period of 2012. Gross margin for the second quarter of 2013 decreased to 11.4%, from 14.4% in the same period of 2012, which was primarily attributable to a continued decrease in average selling price.

Operating income, despite a lower year-over-year level of operating expenses, decreased by 40.6% to RMB60.0 million ($9.7 million) in the second quarter of 2013, from RMB101.0 million in the same period of 2012, primarily due to lower gross profit earned.

Selling expenses increased by RMB0.3 million, or 30.9% to RMB1.5 million ($0.2 million) in the second quarter of 2013, from RMB1.2 million in the same period of 2012.

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General and administrative expenses decreased by RMB3.4 million, or 25.7% to RMB 9.9 million ($1.6 million) in the second quarter of 2013, from RMB13.3 million in the same period of 2012, benefiting from disciplined cost control.

Income tax expenses in the second quarter of 2013 were RMB9.1 million ($1.5 million), representing an effective tax rate of 26.4%. It is mainly due to the under provision in prior years.

Net income decreased by 62.5% to RMB25.5 million ($4.1 million) in the second quarter of 2013, compared to RMB68.1 million in the same quarter of 2012. In the second quarter of 2013, basic and diluted earnings per share and per ADS were RMB0.99 ($0.16), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of June 30, 2013, reflecting the large volume of corn reserves, cash and bank deposits of RMB419.2 million ($67.9 million) decreased by RMB191.5 million, compared with RMB610.7 million as of December 31, 2012. Correspondingly, inventories increased to RMB333.1 million ($53.9 million) as of June 30, 2013, compared with RMB138.3 million as of December 31, 2012 and cash flows used in operating activities for the second quarter of 2013 were RMB148.1 million ($24.0 million) mainly due to cash payment for the corn reserves.

Financial Outlook

During the third quarters, the Company historically conducts an annual maintenance of its production facilities, which typically requires a temporary shut down of all production lines for approximately two weeks. However this summer, the Company extended the maintenance period to one month, due to abnormally hot weather.

Reflecting a longer annual maintenance period this summer, the Company estimates that its revenue for the third quarter of 2013 will be in the range of RMB400 million ($64.7 million) to RMB450 million ($72.8 million), a decrease of approximately 19.5% to 28.5% over the same quarter of 2012.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Friday, August 16, 2013 (8:00 p.m. Beijing time on Friday, August 16, 2013) to discuss the results and highlights from the second quarter and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	23920126

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A replay of the webcast will be accessible through August 23, 2013 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	23920126

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun's edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

             +1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2012	June 30, 2013
	RMB	RMB	US$
Assets
Cash	610,692,645	419,237,742	67,852,095
Restricted cash	75,000,000	229,500,000	37,143,736
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	302,779,899	378,402,736	61,243,099
Available-for-sale financial assets	—	17,778,718	2,877,420
Inventories	138,280,880	333,135,035	53,916,687
Advance to suppliers	67,828,505	556,607,116	90,084,826
Other receivables	34,880,868	74,208,587	12,010,388
Prepaid expenses	6,039,816	18,676,522	3,022,727
Total current assets	1,235,502,613	2,027,546,456	328,150,978
Property, plant and equipment, net	1,047,934,015	1,131,499,630	183,129,077
Land use right, net	56,432,887	55,857,617	9,040,351
Intangible assets, net	13,475,014	11,561,892	1,871,250
Other non-current assets	89,648,135	89,648,135	14,509,223
Total assets	2,442,992,664	3,316,113,730	536,700,879

Liabilities and shareholders’ equity
Trade accounts payable	12,605,132	12,369,445	2,001,949
Accrued expenses and other payables	63,942,736	68,736,485	11,124,749
Income taxes payable	6,661,771	6,950,491	1,124,912
Short-term borrowings	842,200,000	1,088,200,000	176,121,191
Total current liabilities	925,409,639	1,176,256,421	190,372,801
Long-term borrowings	—	84,000,000	13,595,093
Bonds Payable	—	500,000,000	80,923,172
Total liabilities	925,409,639	1,760,256,421	284,891,066

Shareholders’ equity
Ordinary share – (December 31, 2012 and June 30, 2013: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	75,765,483
Retained earnings – appropriated	118,401,996	118,401,996	19,162,930
Retained earnings – unappropriated	931,347,064	969,618,052	156,929,136
Accumulated other comprehensive loss	(473,818)	(470,522)	(73,461)
Total shareholders’ equity	1,517,583,025	1,555,857,309	251,809,813
Total liabilities and shareholders’ equity	2,442,992,664	3,316,113,730	536,700,879

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	June 30, 2012	March 31, 2013	June 30, 2013
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	803,731,107	450,692,059	628,493,979	101,719,452
Cost of goods sold	688,256,998	403,601,450	557,088,612	90,162,755
Gross profit	115,474,109	47,090,609	71,405,367	11,556,697
Operating expenses:
Selling	1,153,473	1,049,336	1,509,414	244,293
General and administrative	13,333,724	9,808,797	9,912,973	1,604,378
Total operating expenses	14,487,197	10,858,133	11,422,387	1,848,671
Operating income	100,986,912	36,232,476	59,982,980	9,708,026
Other (income) expenses:
Interest income	(373,465)	(626,090)	(990,007)	(160,229)
Interest expense	10,538,792	19,879,666	26,418,467	4,275,732
Others, net	(3,197)	(25,944)	(105,210)	(17,028)
Total other expense, net	10,162,130	19,227,632	25,323,250	4,098,475
Income before income taxes	90,824,782	17,004,844	34,659,730	5,609,551
Income tax expense	22,706,196	4,251,211	9,142,375	1,479,660
Net income	68,118,586	12,753,633	25,517,355	4,129,891

Earnings per share:
Basic and diluted	2.65	0.50	0.99	0.16
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the six-month period ended,
	June 30, 2012	June 30, 2013
	(RMB)	(RMB)	(US$)

Revenues	1,524,906,957	1,079,186,038	174,662,314
Cost of goods sold	1,299,555,465	960,690,062	155,484,173
Gross profit	225,351,492	118,495,976	19,178,141
Operating expenses:
Selling	2,316,262	2,558,750	414,124
General and administrative	27,914,257	19,721,770	3,191,896
Total operating expenses	30,230,519	22,280,520	3,606,020
Operating income	195,120,973	96,215,456	15,572,121
Other (income) expenses:
Interest income	(692,865)	(1,616,097)	(261,559)
Interest expense	20,094,719	46,298,133	7,493,184
Others, net	(19,095)	(131,154)	(21,227)
Total other expense, net	19,382,759	44,550,882	7,210,398
Income before income taxes	175,738,214	51,664,574	8,361,723
Income tax expense	43,934,554	13,393,586	2,167,703
Net income	131,803,660	38,270,988	6,194,020

Earnings per share:
Basic and diluted	5.12	1.49	0.24
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000

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